16001724

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
404

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Maybank Kim Eng Securities USA, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 3RD AVENUE, 21ST FL
(No. and Street)

New York	New York	10017-1401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim **(212) 688-8886**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jessica Kim, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Maybank Kim Eng Securities USA, Inc.** (the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Subscribe and Sworn to, before me
On this 25 day of February 2016

Notary Public

MICHAEL A. BELMONT
Notary Public, State of New York
Registration #02BE6306588
Qualified In Kings County
Commission Expires June 23, 2018

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)
(S.E.C. I.D. No. 8-43264)

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

December 31, 2015

Table of Contents

Report of Independent Registered Public Accounting Firm **1**

☒ **(a) Facing Page.**

☒ **(b) Statement of Financial Condition.** **2**

☒ **(c) Statement of Operations.** **3**

☒ **(d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.** **4**

☒ **(e) Statement of Changes in Cash Flows.** **5**

☒ **(f) Notes to Financial Statements** **6-11**

☒ **(g) Computation of Net Capital.** **12**

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **14**

☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3. 15

☒ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ **(l) An Oath or Affirmation.**

☒ (m) A copy of the SIPC Supplemental Report.

☒ **(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure)**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Changes in Cash Flows	5
Notes to Financial Statements	6-11
Supplementary Information	
Computation of Net Capital to Rule 15c3-1 of the Securities and Exchange Commission	12
Review Report of Independent Registered Public Accounting Firm Regarding Statement of Exemption Rule 15c3-3.	13
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Statement of Exemption from Rule 15c3-3	15
Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment and Payments (Form SIPC-7)	16
Securities Investor Protection Corporation Schedule of Assessments and Payments	17

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Maybank Kim Eng Securities USA, Inc.,

We have audited the accompanying financial statements of Maybank Kim Eng Securities USA, Inc. (a New York State corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Maybank Kim Eng Securities USA, Inc's, management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence, supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Maybank Kim Eng Securities USA, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 12 and 13 have been subjected to audit procedures performed in conjunction with the audit of Maybank Kim Eng Securities USA, Inc's, financial statements. The supplemental information is the responsibility of Maybank Kim Eng Securities USA, Inc's. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on pages 12 and 13 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Cohen & Schaeffer P.C.

Cohen & Schaeffer P.C.

New York, NY

February 25, 2016

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Financial Condition
As of December 31, 2015
(Expressed in United States Dollars)

Assets

Cash	$	1,705,003
Receivable from clearing broker (Note 4)		277,786
Receivable from affiliates (Note 3)		176,117
Furniture, equipment, software (Note 7)		109,971
Prepaid income taxes		9,790
Prepaid expenses and other receivables		76,822
Security Deposit		88,442
Total assets	$	2,443,931

Liabililties and Shareholder's Equity

Liabilities		
Accrued compensation	$	570,194
Accounts payable and other liabilities		77,444
Deferred Rent		18,343
Total liabilities	$	665,981
Shareholder's equity		
Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares	$	10
Additional paid-in capital		15,499,990
Accumulated deficit		(13,722,050)
Total shareholder's equity		1,777,950
Total liabilities and shareholder's equity	$	2,443,931

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Operations
Year Ended December 31, 2014
(Expressed in United States Dollars)

Revenues:		
Brokerage commissions	$	8,904,780
Research Income		767,472
Placement commissions-Affiliated Company (Note 3)		49,429
Interest income		2,236
Total revenue	$	9,723,917
Expenses		
Commissions and clearance	$	3,596,323
Compensation		4,453,308
Communication/information services		548,052
Employee Benefits		225,700
Occupancy		233,281
Travel and entertainment		501,040
Professional fees		63,275
FINRA FEE		11,228
SIPC FEE		24,246
Advisory, marketing and operations fees - Affiliated Company (Note 3)		862,852
Other		283,825
Total expenses	$	10,803,130
Net loss before provision for income taxes		(1,079,213)
Provision for income taxes (Note 6)		292,549
Net loss	$	(1,371,762)

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2015
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity - at January 1, 2015	$ 10	$ 15,499,990	$ (12,350,288)	$ 3,149,712
Net loss			(1,371,762)	(1,371,762)
Shareholder's equity - at December 31, 2015	$ 10	$ 15,499,990	$ (13,722,050)	$ 1,777,950

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Cash Flows
Year Ended December 31, 2015
(Expressed in United States Dollars)

Cash flows from operating activities		
Net Loss	$	(1,371,762)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		38,098
Decrease (increase) in operating assets		
Receivable from clearing broker		(155,376)
Receivable from affiliates		275,174
Prepaid expenses and other receivables		(33,111)
Prepaid income taxes		862
Increase (decrease) in operating liabilities		
Accrued compensation		70,194
Accounts payable and other liabilities		(25,378)
Net cash used in operating activities		(1,201,299)
Cash flows from financing activities		
Proceeds of additional paid in capital		-
Net cash Decrease		(1,201,299)
Cash at beginning of year		2,906,302
Cash at end of year	$	1,705,003
Supplemental Disclosure:		
Tax paid during the year	$	291,687

The accompanying notes are an integral part of these financial statements.

Note 1 - General Business

Maybank Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Maybank Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"), is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, and is a member of the Securities Investor Protection Corporation (SIPC).

The Company engages primarily in the introduction of securities from Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India ("Asian-based") and Australia and New Zealand through its affiliates who are licensed to buy and sell such securities to U.S. institutional customers on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy, Australia, New Zealand and financial markets.

The Company's commissions from customers are collected by the Parent from other related entities and remitted to the Company on a monthly basis.

The Parent has agreed to provide funding to support the Company if necessary. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements were approved by management and available for issuance on February 25, 2016.

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis are:

1. **Securities Transactions**

   The Company records securities transactions executed for its customers on a trade-date basis. Revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates on the trade date.

2. **Research Income**

   Research income represents monies for research services provided.

3. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of

(Expressed in United States Dollars)

revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three to ten years.

5. Income taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 3 - Related Party Transactions

The Parent and affiliated companies with common ownership provide 70% of all execution, and research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions and clearance, and research and settlement fees. At December 31, 2015, receivable from affiliates of $176,116 represents net commissions due from Maybank Kim Eng Securities Singapore for customer securities transactions. The total commission paid to affiliates during the year ended December 31, 2015 was $1,893,217.

In 2015, the advisory, marketing and operations fee to related party of $862,852 has been paid to Maybank Kim Eng Research, an affiliated company.

In 2015, we received placement commissions $49,429 from Maybank Investment Bank in Malaysia, an affiliated company.

Note 4 – Receivable from Clearing Broker

At December 31, 2015, receivable from clearing broker was $277,786 for executed but unsettled transactions.

(Expressed in United States Dollars)

Note 5 - Employee Benefit Plan

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees. The Company's contribution was $225,700 for the year ended December 31, 2015.

Note 6 - Income Taxes

The income tax provision for the year ended December 31, 2015 consisted of the Following:

Current Tax Expense (Benefit):		
Federal	$	0
State and local		5,587
Foreign withhold tax		286,962
		292,549
Deferred Tax Expense (Benefit)		
Federal, state and local		-
Total tax expense	$	292,549

A reconciliation of the statutory income tax provision to the effective tax rate is as follows:

U.S. Statutory rate		-35.00%
State and local tax		1.00%
Taxes on foreign income in excess of U.S. Tax		26.00%
Permanent difference		1.00%
Change in valuation allowance		34.00%
Total tax provision	$	27.00%

The major sources of temporary differences and their deferred tax effect at December 31, 2015 are as follows:

Deferred tax asset		
Net operating loss benefit	$	5,756,783
Depreciation		7,053
Bonus		1,960
Deferred Rent		3,995
Less valuation allowance		(5,769,791)
Net deferred tax asset	$	-

The Company has provided a valuation allowance to fully offset the amount of the net deferred tax assets mainly due to continuing net operating losses at the federal, state and local jurisdictions. Management's conclusion is that it is not "more-likely-than-not" that the Company would be able to fully realize its deferred tax assets in the immediate future.

(Expressed in United States Dollars)

At December 31, 2015, the Company has unused federal net operating loss carryforwards of $14,685,524 which may be applied against future taxable income expiring in various years from 2015 through 2034.

The Company follows the provisions of accounting for uncertain tax positions, which prescribes a recognition threshold and measurement attribute for the financial statement impact of a tax position taken or expected to be taken on a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has reviewed its income tax positions and does not believe that it is reasonably possible that the total unrecognized benefits of $0 will significantly change within the next 12 months.

The Company files Federal, New York State, New York City, and California income tax returns as a C-Corporation. For Federal, New York State, New York City and California tax. examination purposes, December 2013 to December 2015 are open years based upon a three year statute of limitations.

Note 7 - Fixed Assets

Details of equipment and computer software are as follows:

Equipment, automobile, computer software

Leasehold improvements	$	112,007
Office equipment		34,141
Furniture and fittings		126,211
Computer equipment		56,271
Computer software		51,822
		380,452
Less: accumulated depreciation		(270,481)
	$	109,971

The depreciation and amortization charged for the year ended December 31, 2015 was $38,098.

Note 8 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(Expressed in United States Dollars)

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does believe that these amounts are exposed to significant risk and are considering steps to address this risk.

Note 9 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2015, the Company had net capital of $1,609,184 which exceeded requirements by $1,359,184. The ratio of aggregate indebtedness to net capital was 0.41 to 1.

Note 10 - Commitments

a. Office leases

The Company has a long-term operating lease for office space expiring in March 2018.

The future annual minimum lease payments due under this operating lease that have a remaining non-cancelable term in excess of one year are as follows:

Rent		
2016		207,776
2017		211,719
2018		53,177
	$	472,672

The total rent inclusive of other occupancy charges paid in New York and California for the year ended December 31, 2015 is $233,281.

The Company also has an agreement to lease office space in San Francisco, California for a monthly payment of $1,950 expiring on February 28, 2017.

A Certificate of deposit of $86,575 is pledged to a third party as collateral on these leases.

Note 11 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k (2)(ii) of that Rule.

Note 12 – Subsequent events

The Company evaluated subsequent events from January 1, 2016 to February 25, 2016, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)
Computation of Net Capital under Rule 15C3-1 of the
Securities and Exchange Commission
December 31, 2015
(Expressed in United States Dollars)

Supplementary Information

Total Ownership Equity Per Statement of Financial Condition	$	1,777,950
Add Back Discretionary Bonus		570,194
Total Equity		2,348,144
Non allowable Assets:		
Receivable from affiliates		176,116
Petty cash		32
Furniture, equipment, software		109,971
Receivable - Clearing broker		277,786
Prepaid expenses		76,822
Prepaid income taxes		9,790
Security Deposit		88,442
Total non allowable		738,960
Net capital before haircuts on securities positions		1,609,184
Haircuts		-
Net capital		1,609,184
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $ 665,981 or $250,000		250,000
Excess net capital	$	1,359,184
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	665,981
Percentage of aggregate indebtedness of net capital		41%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part 11 filing as of December 31, 2015.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c-3-3.
December 31, 2015
(Expressed in United States Dollars)

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in that the Company's activities are limited to those set forth under paragraphs k(2)(i) and k(2)(ii) of that Rule.

See Accompanying Review Report of Independent Registered Public Accounting Firm

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING 15C-3-3 EXEMPTION

To the Board of Directors and Shareholders
of Maybank Kim Eng Securities USA, Inc.,

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Maybank Kim Eng Securities USA, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Maybank Kim Eng Securities USA, Inc., claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k(2)(ii) (the "exemption provisions") and (2) Maybank Kim Eng Securities USA, Inc. stated that Maybank Kim Eng Securities USA, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. Maybank Kim Eng Securities USA, Inc's. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maybank Kim Eng Securities USA, Inc's., compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cohen + Schaeffer P.C.

Cohen & Schaeffer P.C.

New York, NY

February 25, 2016

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Exemption from Rule 15c3-3
Year Ended December 31, 2015

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) and k(2)(ii). The company does not handle cash or securities on behalf of its customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2015 without exception.

Executed by the Person who made the oath or Affirmation under SEC Rule 17a-5(e)(2)

See Accompanying Review Report of Independent Registered Public Accounting Firm

COHEN &
SCHAEFFER
P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of

Maybank Kim Eng Securities USA, Inc

New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Maybank Kim Eng Securities USA, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating Maybank Kim Eng Securities USA, Inc's., compliance with the applicable instructions of Form SIPC-7. Maybank Kim Eng Securities USA, Inc's management is responsible for Maybank Kim Eng Securities USA, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries C & S obtained, traced and agreed payment on the bank wire instructions to the calculated amount due to SIPC of $12,246, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers C & S noted an amount of $11,659 which was due and payable was correctly calculated, accrued entered on the form to be filed at December 31, 2015, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers; C & S proved the arithmetical accuracy of the total reflected in Form SIPC-7 by recalculating the SIPC fee payable for the year, using the general assessment rate and agreeing the calculation to the Company's general ledger supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (Not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cohen & Schaeffer P.C.

Cohen & Schaeffer, P.C.

New York, NY 10170

February 25, 2016

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2015
(Expressed in United States Dollars)

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	9,562,017
General Assessments at 0.0025	$	23,905
Payment Remitted Form SIPC-6	$	(12,246)
Amount Due with Form SIPC-7	$	11,659

See Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC 7)